Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Financial Statements

June 30, 2024 and 2023

(Unaudited)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co.,Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2024, the condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2024 and 2023, the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2024 and 2023, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Review Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2023, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2024, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2023, presented for comparative purposes, is consistent, in all material respects, with the audited separate statement of financial position from which it has been derived.

KPMG Samjong Accounting Corp.

This report is effective as of August 14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

August 14, 2024

Seoul, Korea

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(In millions of won)	Notes		June 30, 2024 (Unaudited)	December 31, 2023

Assets
Cash and due from banks at amortized cost	4, 5, 24	~~W~~	152,308	22
Financial assets at fair value through profit or loss	4, 6, 24		3,029,495	1,985,760
Loans at amortized cost	4, 7, 24		3,948,483	4,051,004
Property and equipment	24		8,628	7,586
Intangible assets			5,675	7,745
Investments in subsidiaries	8		30,722,123	30,723,087
Net defined benefit assets	11		788	7,077
Other assets	4, 7, 24		464,276	507,274
Total assets		~~W~~	38,331,776	37,289,555

Liabilities
Borrowings	4, 9		19,681	223,722
Debt securities issued	4, 10, 24		10,649,283	10,389,276
Deferred tax liabilities			11,819	9,589
Other liabilities	4, 24		547,357	567,827
Total liabilities			11,228,140	11,190,414

Equity	12
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,201,088	4,001,731
Capital surplus			11,350,744	11,350,744
Capital adjustments			(196,075)	(148,464)
Accumulated other comprehensive loss			(8,179)	(6,642)
Retained earnings			8,786,417	7,932,131
Total equity			27,103,636	26,099,141
Total liabilities and equity		~~W~~	38,331,776	37,289,555

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the six-month periods ended June 30, 2024 and 2023

(In millions of won, except earnings per share data)	Notes		June 30, 2024 (Unaudited)		June 30, 2023 (Unaudited)
			Three-month	Six- month	Three- month	Six- month

Interest income	21, 24	~~W~~	25,572	50,822	23,114	45,541
Interest expense	24		(83,519)	(164,829)	(67,497)	(130,894)
Net interest expense	13		(57,947)	(114,007)	(44,383)	(85,353)

Fees and commission income	21, 24		18,147	35,528	17,379	34,758
Fees and commission expense	24		(160)	(193)	(212)	(357)
Net fees and commission income	14		17,987	35,335	17,167	34,401

Dividend income	15, 21, 24		13,273	1,847,442	12,740	1,760,430
Net gain (loss) on financial instruments at fair value through profit or loss	21		30,436	43,606	31,613	83,880
Net foreign currency transaction gain	21		(266)	(1,077)	4,471	22,297
Reversal of (provision for) credit loss allowance	16, 21		39	(35)	1,424	1,436
General and administrative expense	17, 24		(35,641)	(68,333)	(34,627)	(62,345)

Operating income (expenses)			(32,119)	1,742,931	(11,595)	1,754,746

Non-operating income (expenses)			(2,912)	(3,271)	182	(315)

Profit (loss) before income taxes			(35,031)	1,739,660	(11,413)	1,754,431

Income tax expense	19		1,259	2,779	4,534	24,108
Profit (loss) for the period			(36,290)	1,736,881	(15,947)	1,730,323

Other comprehensive income (loss) for the period, net of income tax Items that will not be reclassified to profit or loss:
Remeasurements of the defined benefit liabilities (assets)			(1,537)	(1,537)	(763)	(770)
Total comprehensive income (loss) for the period		~~W~~	(37,827)	1,735,344	(16,710)	1,729,553

Basic and diluted earnings (loss) per share in won	20	~~W~~	(170)	3,238	(115)	3,133

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2024 and 2023

(In millions of won)		Capital stock	Hybrid Bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total
Balance at January 1, 2023	~~W~~	2,969,641	4,196,968	11,350,819	(46,114)	(5,210)	8,210,445	26,676,549
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,730,323	1,730,323
Other comprehensive income (loss)		-	-	-	-	(770)	-	(770)
Remeasurements of the net defined benefit liability (asset)		-	-	-	-	(770)	-	(770)
		-	-	-	-	(770)	1,730,323	1,729,553
Transactions with owners:
Annual dividends		-	-	-	-	-	(455,215)	(455,215)
Quarterly dividends		-	-	-	-	-	(274,357)	(274,357)
Dividends to hybrid bonds		-	-	-	-	-	(91,954)	(91,954)
Redemption of hybrid bonds		-	(134,678)	-	(322)	-	-	(135,000)
Transfer to retained earning of redemption loss of hybrid bonds		-	-	-	317	-	(317)	-
Issuance of hybrid bonds		-	398,831	-	-	-	-	398,831
Acquisition of treasury stock		-	-	-	(286,519)	-	-	(286,519)
Retirement of treasury stock		-	-	-	286,519	-	(286,576)	(57)
Preferred stock converted to common stock		-	-	(75)	-	-	-	(75)
		-	264,153	(75)	(5)	-	(1,108,419)	(844,346)
Balance at June 30, 2023 (Unaudited)	~~W~~	2,969,641	4,461,121	11,350,744	(46,119)	(5,980)	8,832,349	27,561,756

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity(Continued)

For the six-month periods ended June 30, 2024 and 2023

(Unaudited)

		Capital stock	Hybrid Bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total
Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	11,350,744	(148,464)	(6,642)	7,932,131	26,099,141
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,736,881	1,736,881
Other comprehensive income (loss)		-	-	-	-	(1,537)	-	(1,537)
Remeasurements of the net defined benefit liability (asset)		-	-	-	-	(1,537)	-	(1,537)
		-	-	-	-	(1,537)	1,736,881	1,735,344
Transactions with owners:
Annual dividends		-	-	-	-	-	(268,697)	(268,697)
Quarterly dividends		-	-	-	-	-	(275,069)	(275,069)
Dividend to hybrid bonds		-	-	-	-	-	(85,806)	(85,806)
Redemption of hybrid bonds		-	(199,476)	-	(524)	-	-	(200,000)
Transfer to retained earning of redemption loss of hybrid bonds		-	-	-	102,667	-	(102,667)	-
Issuance of hybrid bonds		-	398,833	-	-	-	-	398,833
Acquisition of treasury stock		-	-	-	(300,350)	-	-	(300,350)
Disposal of treasury stock		-	-	-	296	-	-	296
Retirement of treasury stock		-	-	-	150,300	-	(150,356)	(56)
		-	199,357	-	(47,611)	-	(882,595)	(730,849)
Balance at June 30, 2024 (Unaudited)	~~W~~	2,969,641	4,201,088	11,350,744	(196,075)	(8,179)	8,786,417	27,103,636

See accompanying notes to the separate interim financial statements.

6

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2024 and 2023

			Six-month periods ended June 30
(In millions of Won)	Notes		2024 (Unaudited)	2023 (Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	1,736,881	1,730,323
Adjustments for:
Interest income	13, 21		(50,822)	(45,541)
Interest expense	13		164,829	130,894
Dividend income	15, 21		(1,847,442)	(1,760,430)
Corporate tax expense			2,779	24,108
Net gain on financial instruments at fair value through profit or loss			(16,500)	(68,712)
Provision for (reversal of) credit loss allowance	16, 21		35	(1,436)
Employee costs			3,936	2,412
Depreciation and amortization	17		2,523	1,899
Net foreign currency translation gain			1,831	(20,430)
Non-operating expense			2,066	4
			(1,736,765)	(1,737,232)
Changes in assets and liabilities:
Financial instruments at fair value through profit or loss			(900,773)	(696,371)
Other assets			3,533	(456)
Net defined benefit liabilities (assets)			(1,864)	(670)
Other liabilities			19,216	(7,394)
			(879,888)	(704,891)

Interest received			49,695	43,360
Interest paid			(159,643)	(124,991)
Dividends received			1,847,094	1,758,303
Income tax paid (refund)			(1,187)	1,052
Net cash provided by operating activities			856,187	965,924

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(100,000)	(300,000)
Lending of loans at amortized cost			(169,440)	(203,361)
Collection of loans at amortized cost			395,000	200,000
Acquisition of property and equipment			(2,036)	(1,510)
Disposal of property and equipment			(10)	-
Acquisition of intangible assets			(549)	(72)
Disposal of intangible assets			2,300	-
Increase in other assets			(620)	(1,440)
Decrease in other assets			72	1,112
Acquisition of investments in subsidiaries			-	11
Net cash used in investing activities		~~W~~	124,717	(305,260)

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2024 and 2023

			Six-month periods ended June 30
(In millions of won)	Note		2024 (Unaudited)	2023 (Unaudited)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	398,833	398,831
Redemption of hybrid bonds			(200,000)	(135,000)
Issuance of debt securities			988,339	1,107,934
Repayments of debt securities issued			(880,000)	(969,626)
Increase in borrowings			19,450	163,763
Decrease in borrowings			(225,000)	(120,000)
Conversion costs for preferred stock to common stock			-	(75)
Dividends paid			(629,266)	(821,158)
Acquisition of treasury stock			(300,351)	(286,519)
Disposal of treasury stock			296	-
Costs for retirement of treasury stock			(56)	(57)
Repayments of leased liabilities			(793)	(834)
Net cash inflow from financing activities			(828,548)	(662,741)

Effect on the exchange rate changes of cash equivalents in foreign currency			1	-

Net increase(decrease) in cash and cash equivalents			152,357	(2,077)

Cash and cash equivalents at the beginning of the period	23		19	2,186

Cash and cash equivalents at the end of the period	23	~~W~~	152,376	109

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a)
Statement of compliance

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. These separate interim financial statements were prepared in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements and contain less information than required in the annual separate financial statements. Selective comments include a description of transactions or events that are significant in understanding the changes in the financial position and management performance of the Company that occurred after December 31, 2023.

The separate interim financial statements of the Company are separate financial statements prepared in accordance with K-IFRS No. 1027 ‘Separate Financial Statements’, in which the controlling company, investors in associates or joint ventures account for their investments on the basis of direct equity investments, not on the investee’s reported performance and net assets.

(b) Use of estimates and judgments

The preparation of the separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. If the estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual circumstances, the related actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2023 except for the method of estimation used to determine the income tax expense for the interim period.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

3. Significant accounting policies

(a) The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the year ended December 31, 2023, except for the following amendments that have been applied for the first time since January 1, 2024 and as described in Note 2(b).

i) Amendment to K-IFRS No. 1001 'Presentation of Financial Statements' - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current or non-current should be based on the substantive rights existing at the end of the reporting period and that the classification is unaffected by management’s intentions or expectations about whether the company will exercise its right to defer settlement of a liability. The amendments also introduce a definition of settlement to make clear that settlement includes the transfer to the counterparty of the company's own equity instruments, however, it would be excluded if an option to settle the liability by the transfer of the company’s own equity instruments is recognized separately from the liability in compound financial instruments. There is no significant impact on the separate financial statements from these amendments.

ii) Amendments to K-IFRS No. 1007, ‘Cash Flow Statement’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ - Supplier Finance Arrangements

The amendments add to the disclosure objectives in K-IFRS 1007, ‘Cash Flow Statement,’ that information about supplier finance arrangements should be disclosed to enable users of financial statements to assess the impact of those arrangements on the Company’s liabilities and cash flows. The amendments also amend K-IFRS 1107, ‘Financial Instruments: Disclosures,’ to add supplier finance arrangements as an example of a requirement to disclose information about an entity’s exposure to concentrations of liquidity risk. There is no significant impact on the separate financial statements from these amendments.

iii) The following new and amended standards are not expected to have a significant impact on the separate financial statements.

- Lease Liability in a Sale and Leaseback (the K-IFRS 1116 'lease')

- Disclosure of Virtual Assets (the K-IFRS 1001 'Financial statement presentation')

(b)
As of June 30, 2024, the newly enacted and disclosed but not yet effective new K-IFRS are as follows:

i) Amendment to K-IFRS No. 1021 'Effects of Changes in Foreign Exchange Rates' and No. 1101 ‘First-time adoption of K-IFRS’ – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. These amendments are set for prospective application to fiscal years beginning on or after January 1, 2025, with early application permitted. The company is currently assessing the impacts of these amendments on the separate financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”) manage various risks that may occur in each business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management principles

The Group's risk management principles are as follows.

- All sales activities should be carried out in consideration of the balance between risk and profit within the preset risk propensity.

- The parent company presents best practices for group risk management, supervises compliance, and has responsibility and authority for monitoring at the group level.

- Operate a risk-related decision-making system that enhances management involvement.

- Organize and operate a risk management organization independent of the sales department.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for proactive and practical risk management functions.

- Share a careful view of the possibility of worsening the situation even in normal times.

ii) Risk management organization

The Group's basic policies and strategies for risk management are established by the Risk Management Committee (hereinafter referred to as the “Group Risk Management Committee”) within the Board of Directors of the controlling company. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and discusses risk policies and strategies of the group and each subsidiary through the Group Risk Council, which consists of each subsidiary's Chief Risk Management Officer. Subsidiaries implement the group's risk policies and strategies through risk management committees, risk-related working committees, and risk management organizations for each company, and consistently establish and implement detailed risk policies and strategies for subsidiaries. The risk management team of the controlling company performs the risk management and supervision by assisting the group's chief risk manager.

Shinhan Financial Group has a hierarchical limit system to manage the group's risks at an appropriate level. The Group Risk Management Committee sets the risk limits that can be borne by the group and each subsidiary, and the risk management committees and management level risk groups of each subsidiary establish and manage detailed risk limits by risk type, department, desk, and product.

ii-1) Group Risk Management Committee

Establish a risk management system for the parent company and each subsidiary, and comprehensively manage group risk, including the establishment and approval of the group's risk policies and limits. The committee consists of directors of the parent company.

The Committee's resolutions are as follows.

- Establishment of basic risk management policy consistent with the management strategy.

- Determination of the risk level that can be borne by the group and each subsidiary

- Approve the appropriate investment limit or loss tolerance

- Establishment and revision of group risk management regulations and group risk council regulations

- Matters concerning the structure of the risk management organization and division of duties.

- Matters concerning the operation of the risk management system.

- Matters concerning the establishment of various limits and approval of exceeding the limits

- Decisions related to the approval of the group's internal rating law for non-retail and retail credit rating systems by the Financial Supervisory Service

- Matters concerning risk disclosure policy

- Results of crisis situation analysis and related capital management plans and financing plans

- Matters deemed necessary by the board of directors

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4. Financial risk management (continued)

(a) Overview (continued)

- Matters required by external regulations such as the Financial Services Commission, and matters prescribed by other regulations, guidelines, etc.

- Matters deemed necessary by the Chairperson

ii-2) Group Risk Management Council

In order to maintain the Group's risk policies and strategies consistently, discuss all risk-related matters of the Group and make resolutions on matters necessary to implement the policies prescribed by the Group Risk Management Committee. The members shall be chaired by the risk management officer of the group and shall be comprised of the risk management officer of the major subsidiaries.

iii) Risk management framework

iii-1) Risk Capital Management

Risk capital refers to capital required to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of its risk appetite, which is a datum point on the level of risk burden compared to available capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system control risk to an appropriate level.

iii-2) Risk monitoring

The Group proactively manages risks by periodically identifying risk factors that may affect the group’s business environment, through a multidimensional risk monitoring system. Each subsidiary is required to report to the Company any factors that could have a material impact on the group-level risk management, and the Company prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Group performs preemptive risk management through a “Risk Dashboard” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each subsidiary, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

iii-3) Risk review

When promoting new products and new businesses and changing major policies, risk factors are reviewed by a pre-defined checklist to block reckless promotion of businesses that are not easy to judge risks and support rational decision-making.

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

iii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to maintain sustainable organization. Each subsidiary maintains crisis planning for four levels of contingencies, namely, “cautious’, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and if it is deemed necessary

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

to respond to the crisis at the group level, such as two or more subsidiaries entering the stage of "cautious", the Company directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that represents a significant increase in credit risk after initial recognition, under without excessive cost or effort. This information includes default experience data held by the Company and analysis by internal credit rating experts.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit rate is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to predict the variation of the estimated default rate over time.

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk, and such indicators generally consist of changes in the risk of default, qualitative factors, days of delinquency and others estimated from changes in the internal credit rating.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue by 90 days or more from the contractual payment date

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms)

- quantitative factors (e.g. If the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, the information used to determine whether or not to default and the utilization of each information may vary depending on the situation.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating this forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio by analyzing data obtained from past experience and drew correlations across credit risk for each variable. After that, the Company reflected the forward-looking information through regression estimation.

Key macroeconomic variables	Correlation with credit risk
GDP growth rate	(-)
Private consumption index growth rate	(-)
Index of equipment investment growth rate	(-)
Consumer price index growth rate	(+)
Balance on current account	(-)

The predicted correlations between the macroeconomic variables and the risk of default used by the Company are derived based on the data from the past more than ten years.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Company and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Company uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups is periodically reviewed to maintain the homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of the Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of June 30, 2024 and December 31, 2023 are as follows:

			June 30, 2024	December 31, 2023
Due from banks and loans at amortized cost(*1):	Banks	~~W~~	152,308	22
	Corporations		3,948,483	4,051,004
			4,100,791	4,051,026
Financial assets at fair value through profit or loss			1,639,371	735,155
Other financial assets at amortized cost(*1)(*2)			464,071	507,171
		~~W~~	6,204,233	5,293,352

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are measured as net of allowances.

(*2) It is comprised of accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Information of financial assets by credit risk

Financial assets by credit risk as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*):
Banks	~~W~~	152,379	-	152,379	(71)	152,308
Corporations		3,950,332	-	3,950,332	(1,849)	3,948,483
		4,102,711	-	4,102,711	(1,920)	4,100,791
Other financial assets at amortized cost		464,267	-	464,267	(196)	464,071
	~~W~~	4,566,978	-	4,566,978	(2,116)	4,564,862

		December 31, 2023
		12 months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*):
Banks	~~W~~	22	-	22	-	22
Corporations		4,052,900	-	4,052,900	(1,896)	4,051,004
		4,052,922	-	4,052,922	(1,896)	4,051,026
Other financial assets at amortized cost		507,356	-	507,356	(185)	507,171
	~~W~~	4,560,278	-	4,560,278	(2,081)	4,558,197

(*) The credit quality of due from banks and loans is divided into Prime and Normal. The credit quality of due from banks and loans as of June 30, 2024 and December 31, 2023 is classified as Prime. The distinction between Prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

According to the Financial Holding Companies Act, the Company manages liquidity so that the total amount of assets with a residual maturity of less than one month in financial statements exceeds the total amount of liabilities with a residual maturity of less than one month as of the end of each month.

Contractual maturities for non-derivative financial liabilities as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities
Borrowings		-	-	10,000	10,000	-	-	20,000
Debt securities issued	~~W~~	224,262	445,016	382,865	1,462,364	7,929,200	1,226,310	11,670,017
Other financial liabilities		61,620	40,141	38,931	76,608	93,914	-	311,214
	~~W~~	285,882	485,157	431,796	1,548,972	8,023,114	1,226,310	12,001,231
		December 31, 2023
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities
Borrowings		-	65,000	160,000	-	-	-	225,000
Debt securities issued	~~W~~	233,951	97,847	699,244	1,031,484	8,151,841	1,190,936	11,405,303
Other financial liabilities		34,226	125,749	300,336	723	493	-	461,527
	~~W~~	268,177	288,596	1,159,580	1,032,207	8,152,334	1,190,936	12,091,830

(*) The amounts include both principal and interest cash flows of financial liabilities.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the published price of the trading agencies. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Company uses a variety of evaluation methods and makes rational assumptions based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined using valuation techniques; such as, a method of using recent transactions between independent parties with reasonable judgement and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

• Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

• Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

• Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	1,639,371	1,390,124	3,029,495

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	735,155	1,250,605	1,985,760

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

		June 30, 2024
		Financial assets measured
		at FVTPL
Beginning balance	~~W~~	1,250,605
Recognized in profit or loss		39,519
Purchases		100,000
Ending balance	~~W~~	1,390,124

		December 31, 2023
		Financial assets measured
		at FVTPL
Beginning balance	~~W~~	846,384
Recognized in profit or loss		104,221
Purchases		300,000
Ending balance	~~W~~	1,250,605

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of June 30, 2024 and December 31, 2023 are as follows:

	Classification	Valuation techniques	Type	Book Value	Inputs
2024	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	1,639,371	Prices of underlying assets such as bonds, exchange rates
2023	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	735,155	Prices of underlying assets such as bonds, exchange rates

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	~~W~~	1,390,124	Volatility of interest rate	0.43%~1.21%

(*) It is calculated by applying the Hull-White model method.

	December 31, 2023
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	~~W~~	1,250,605	Volatility of interest rate	0.51%~1.35%

(*) It is calculated by applying the Hull-White model method.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity to changes in unobservable input variables

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss) as of June 30, 2024 and December 31, 2023 are as follows:

			June 30, 2024
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets at fair value through profit or loss	~~W~~	631	(870)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

			December 31, 2023
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets at fair value through profit or loss	~~W~~	763	(905)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024		December 31, 2023
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	152,308	152,308	22	22
Loans at amortized cost		3,948,483	3,895,157	4,051,004	3,961,446
Other financial assets at amortized cost		464,071	464,071	507,171	507,171
	~~W~~	4,564,862	4,511,536	4,558,197	4,468,639
Liabilities:
Borrowings		19,681	19,381	223,722	221,255
Debt securities issued	~~W~~	10,649,283	10,582,773	10,389,276	10,238,060
Other financial liabilities		374,004	374,004	521,197	521,197
	~~W~~	11,042,968	10,976,158	11,134,195	10,980,512

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	152,305	3	-	152,308
Loans at amortized cost		-	-	3,895,157	3,895,157
Other financial assets at amortized cost		-	-	464,071	464,071
	~~W~~	152,305	3	4,359,228	4,511,536
Liabilities:
Borrowings		-	19,381	-	19,381
Debt securities issued	~~W~~	-	10,582,773	-	10,582,773
Other financial liabilities		-	-	374,004	374,004
	~~W~~	-	10,602,154	374,004	10,976,158

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	19	3	-	22
Loans at amortized cost		-	-	3,961,446	3,961,446
Other financial assets at amortized cost		-	-	507,171	507,171
	~~W~~	19	3	4,468,617	4,468,639
Liabilities:
Borrowings	~~W~~	-	221,255	-	221,255
Debt securities issued		-	10,238,060	-	10,238,060
Other financial liabilities		-	-	521,197	521,197
	~~W~~	-	10,459,315	521,197	10,980,512

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-4) Information on valuation technique and inputs used as of June 30, 2024 and December 31, 2023 in measuring financial instruments not measured at fair value classified as level 2 or 3 is as follows:

	June 30, 2024
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,895,157	Discount rate Exchange rate
Other financial assets at amortized cost	DCF		464,071	Discount rate Exchange rate
		~~W~~	4,359,231
Liabilities:
Borrowings	DCF		19,381	Discount rate
Debt securities issued	DCF	~~W~~	10,582,773	Discount rate Exchange rate
Other financial liabilities	DCF		374,004	Discount rate Exchange rate
		~~W~~	10,976,158

	December 31, 2023
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,961,446	Discount rate Exchange rate
Other financial assets at amortized cost	DCF		507,171	Discount rate Exchange rate
		~~W~~	4,468,620
Liabilities:
Borrowings	DCF	~~W~~	221,255	Discount rate
Debt securities issued	DCF		10,238,060	Discount rate Exchange rate
Other financial liabilities	DCF		521,197	Discount rate Exchange rate
		~~W~~	10,980,512

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(e) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	152,308	-
Financial assets at fair value through profit or loss		3,029,495	-	-
Loans at amortized cost		-	3,948,483	-
Other financial assets at amortized cost		-	464,071	-
	~~W~~	3,029,495	4,564,862	-
Liabilities:
Borrowings	~~W~~	-	-	19,681
Debt securities issued		-	-	10,649,283
Other financial liabilities		-	-	374,004
	~~W~~	-	-	11,042,968
		December 31, 2023
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	22	-
Financial assets at fair value through profit or loss		1,985,760	-	-
Loans at amortized cost		-	4,051,004	-
Other financial assets at amortized cost		-	507,171	-
	~~W~~	1,985,760	4,558,197	-
Liabilities:
Borrowings	~~W~~	-	-	223,722
Debt securities issued		-	-	10,389,276
Other financial liabilities		-	-	521,197
	~~W~~	-	-	11,134,195

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

5. Restricted due from banks

Guaranteed deposits on bank accounts that are subject to restriction according to the Banking Act and other related enforcement decree as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Margin deposit for current account	~~W~~	3	3

6. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Beneficiary certificates
Beneficiary certificates in Korean won	~~W~~	1,595,734	705,273
Beneficiary certificates in foreign currency		43,637	29,882
		1,639,371	735,155
Hybrid Bonds
Hybrid Bonds in Korean won		1,050,417	934,917
Hybrid Bonds in foreign currency		339,707	315,688
	~~W~~	1,390,124	1,250,605
		3,029,495	1,985,760

7. Loans measured at amortized cost

(a) Loans measured at amortized cost as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Corporate loans	~~W~~	3,950,332	4,052,900
Less: allowance		(1,849)	(1,896)
	~~W~~	3,948,483	4,051,004

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

7. Financial assets at amortized cost(continued)

(b) Changes in financial assets at amortized cost and other assets for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

		June 30, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12 month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12 month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total

Beginning balance	~~W~~	4,052,900	-	-	507,378	-	-	4,560,278
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		170,000	-	-	-	-	-	170,000
Collection		(395,000)	-	-	-	-	-	(395,000)
Others (*)		122,432	-	-	109,268	-	-	231,700
Ending balance	~~W~~	3,950,332	-	-	616,646	-	-	4,566,978

(*) Other changes are due to dividends receivables from subsidiaries, consolidation tax receivables, accrued income, changes in foreign exchange rate, etc.

		December 31, 2023
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12 month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12 month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total

Beginning balance	~~W~~	4,012,304	-	-	905,675	-	-	4,917,979
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		415,000	-	-	-	-	-	415,000
Collection		(400,000)	-	-	-	-	-	(400,000)
Others (*)		25,596	-	-	(398,297)	-	-	(372,701)
Ending balance	~~W~~	4,052,900	-	-	507,378	-	-	4,560,278

(*) Other changes are due to dividends receivables from subsidiaries, consolidation tax receivables, accrued income, changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

7. Financial assets at amortized cost(continued)

(c) Changes in credit loss allowance of financial assets at amortized cost and other assets for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

		June 30, 2024
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12 month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12 month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total

Beginning allowance	~~W~~	1,896	-	-	185	-	-	2,081
Transfer to 12 month expected credit losses		-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision(Reversal)		(47)	-	-	82	-	-	35
Ending allowance	~~W~~	1,849	-	-	267	-	-	2,116

		December 31, 2023
		Loans at amortized cost			Due from banks at amortized cost and other financial assets
		12 month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12 month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total

Beginning allowance	~~W~~	2,837	-	-	607	-	-	3,444
Transfer to 12 month expected credit losses		-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversal		(941)	-	-	(422)	-	-	(1,363)
Ending allowance	~~W~~	1,896	-	-	185	-	-	2,081

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

8. Investments in subsidiaries

Investments in subsidiaries as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024			December 31, 2023
Investees	Ownership percentage (%)		Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd	100.0		7,919,672	100.0		7,919,672
Shinhan Securities Co., Ltd	100.0		3,001,420	100.0		3,001,420
Shinhan Life Insurance Co., Ltd	100.0		4,204,533	100.0		4,204,533
Shinhan Capital Co., Ltd	100.0		558,921	100.0		558,921
Shinhan Asset Management Co., Ltd	100.0		326,206	100.0		326,206
Jeju Bank	75.3		179,643	75.3		179,643
Shinhan Savings Bank	100.0		157,065	100.0		157,065
Shinhan Asset Trust Co. Ltd	100.0		430,454	100.0		429,491
Shinhan DS	100.0		23,026	100.0		23,026
Shinhan Fund Partners Co., Ltd	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd	100.0		30,000	100.0		30,000
Shinhan AI Co., Ltd(*1)	100.0		32,807	100.0		34,734
Shinhan Venture Investment Co., Ltd.	100.0		75,840	100.0		75,840
Shinhan EZ General Insurance, Ltd	85.1		106,210	85.1		106,210
SHC Management Co., Ltd	100.0		8,655	100.0		8,655
		~~W~~	30,722,123		~~W~~	30,723,087

(*1) The difference between the carrying amount and the net fair value for the year was recognized as an impairment loss of ~~W~~ 1,927 million, and liquidation procedures are in progress as of June 30, 2024. (See Note 22 and Note 25)

9. Borrowings

Borrowings as of June 30, 2024 and December 31, 2023 are as follows:

			June 30, 2024			December 31, 2023
	Lender	Period	Interest rate (%)		Amount	Interest rate (%)		Amount
Borrowings in Korean won	Kiwoom Securities Co., Ltd.	2023.02.02 ~2024.02.01	-		-	3.79		14,950
	Bookook Securities Co., Ltd	2023.10.26 ~2024.02.26	-		-	4.51		29,789
	Kyobo Securities Co., Ltd.	2023.10.26 ~2024.02.26	-		-	4.51		19,859
	Bookook Securities Co., Ltd	2023.10.30 ~2024.04.30	-		-	4.61		29,542
	Kyobo Securities Co., Ltd.	2023.10.30 ~2024.04.30	-		-	4.61		19,694
	DB Financial Investment Co.,LTD.	2023.12.11 ~2024.04.11			-	4.01		9,888
	DB Financial Investment Co.,LTD.	2024.02.01 ~2025.01.30	3.71		9,782	-		-
	Bookook Securities Co., Ltd	2024.04.11 ~2024.10.11	3.59		9,899			-
	Korea Development Bank	2023.10.30 ~2024.04.30	-		-	4.74		100,000
				~~W~~	19,681		~~W~~	223,722

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

10. Debt securities issued

Debt securities issued as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024			December 31, 2023
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	1.40 ~ 6.17	~~W~~	8,580,000	1.38 ~ 6.17	~~W~~	8,470,000
Discount			(6,776)			(6,713)
			8,573,224			8,463,287

Debt securities issued in foreign currency :
Debt securities issued	1.37 ~ 5.06		1,389,200	1.37 ~ 5.06		1,289,400
Subordinated debt securities issued	3.34		694,600	3.34		644,700
Discount			(7,741)			(8,111)
			2,076,059			1,925,989
		~~W~~	10,649,283		~~W~~	10,389,276

11. Defined benefit assets and liabilities

(a) Defined benefit obligations and plan assets as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Present value of defined benefit obligations	~~W~~	25,313	19,728
Fair value of plan assets		(26,101)	(26,805)
Recognized liability (asset) for defined benefit obligations	~~W~~	(788)	(7,077)

(b) Net income relating to defined benefit liabilities for the six-month periods ended June 30, 2024 and 2023 are as follows:

c		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three- month	Six- month
Current service costs	~~W~~	387	884	391	997
Net interest income (expense)		(152)	(177)	(63)	(50)
	~~W~~	235	707	328	947

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won, except per share data)

12. Equity

(a) Equity as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Capital stock(*1)
Common stock	~~W~~	2,695,586	2,695,586
Preferred stock		274,055	274,055
		2,969,641	2,969,641

Hybrid bonds		4,201,088	4,001,731

Capital surplus
Share premium		11,350,744	11,350,744

Capital adjustments		(196,075)	(148,464)

Accumulated other comprehensive loss		(8,179)	(6,642)
Retained earnings
Legal reserve (*2)		2,865,461	2,698,360
Regulatory reserve for loan losses		20,656	21,078
Other legal reserves		2,000	2,000
Unappropriated retained earnings		5,898,300	5,210,693
		8,786,417	7,932,131
	~~W~~	27,103,636	26,099,141

(*1) Due to the retirement of earned surplus reserve, the capital is different from the total face value of the issued stock.

(*2) Legal reserve is restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may only be used to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won, except per share data)

12. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of June 30, 2024 and December 31, 2023 are as follows:

Issue date	Maturity date	Interest rate (%)	June 30, 2024	December 31, 2023
Hybrid bonds in KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	Perpetual bond	4.25	89,783	89,783
April 13, 2018	Perpetual bond	4.56	14,955	14,955
June 28, 2019	Perpetual bond	3.27	-	199,476
September 17, 2020	Perpetual bond	3.12	448,699	448,699
March 16, 2021	Perpetual bond	2.94	429,009	429,009
March 16, 2021	Perpetual bond	3.30	169,581	169,581
January 25, 2022	Perpetual bond	3.90	560,438	560,438
January 25, 2022	Perpetual bond	4.00	37,853	37,853
August 26, 2022	Perpetual bond	4.93	343,026	343,026
August 26, 2022	Perpetual bond	5.15	55,803	55,803
January 30, 2023	Perpetual bond	5.14	398,831	398,831
July 13, 2023	Perpetual bond	5.40	498,815	498,815
January 31, 2024	Perpetual bond	4.49	398,833	-
Hybrid bonds in USD	May 12, 2021	Perpetual bond	2.88	556,007	556,007
~~W~~	4,201,088	4,001,731

(*) For the six-month period ended June 30, 2024, the deduction for capital related to hybrid bond issued is ~~W~~ 1,167 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date; and has the rights to extend the maturity under the same condition.

(c) Capital adjustments

i) Changes in accumulated capital adjustments for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Beginning balance	~~W~~	(148,464)	(46,114)
Disposal of retained earnings		102,667	317
Repayment of hybrid bonds		(524)	(102,667)
Acquisition of treasury stock		(300,350)	(486,919)
Disposal of treasury stock		296	-
Retirement of treasury stock		150,300	486,919
Ending balance	~~W~~	(196,075)	(148,464)

ii) Changes in treasury stocks for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

		June 30, 2024
	Beginning balance	Acquisition(*)	Disposal	Retirement (*)	Ending balance
The number of shares	6,352	6,541,412	(6,353)	(3,366,257)	3,175,154

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won, except per share data)

Book value	~~W~~	227	300,350	(227)	(150,300)	150,050

(*) The Company acquired treasury stocks for retirement during the current half year and completed the profit cancellation of 3,366,257 shares on March 22, 2024.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won, except per share data)

12. Equity (continued)

		June 30, 2023
		Beginning balance	Acquisition (*)	Retirement (*)	Ending balance
The number of shares		6,352	7,919,751	(7,919,751)	6,352
Book value	~~W~~	227	286,519	(286,519)	227

(*) The Company acquired treasury stocks for retirement during the previous period, and completed profit cancellation of 3,676,470 shares, 4,243,281 shares on March 28, 2023, June 16, 2023, respectively.

(d) Changes in accumulated other comprehensive loss for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Beginning balance	~~W~~	(6,642)	(5,210)
Remeasurement of the defined benefit liabilities(assets)		(2,088)	(1,936)
Tax effect		551	504
Ending balance	~~W~~	(8,179)	(6,642)

(e) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses.

i) Changes in regulatory reserve for loan losses as of June 30, 2024 and December 31, 2023 are as follows

		June 30, 2024	December 31, 2023
Beginning balance	~~W~~	20,656	21,078
Planned regulatory reserve for loan losses		(2)	(422)
Ending balance	~~W~~	20,654	20,656

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024	June 30, 2023
Profit for the period	~~W~~	1,736,881	1,730,323
Provision for regulatory reserve for loan losses		2	469
Profit for the period adjusted for regulatory reserve	~~W~~	1,736,883	1,730,792
Basic and diluted earnings per share in won factoring in regulatory reserve (*)	~~W~~	3,238	3,134

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

13. Net interest expense

Net interest expense for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three- month	Six- month
Interest income:
Cash and due from banks at amortized cost	~~W~~	1,409	1,531	2	176
Loans at amortized cost		24,053	48,633	22,985	45,114
Others		110	658	127	251
		25,572	50,822	23,114	45,541
Interest expense:
Borrowings		(761)	(3,076)	(164)	(366)
Debt securities issued		(82,739)	(161,714)	(67,311)	(130,486)
Others		(19)	(39)	(22)	(42)
		(83,519)	(164,829)	(67,497)	(130,894)
Net interest expense	~~W~~	(57,947)	(114,007)	(44,383)	(85,353)

14. Net fees and commission income

Net fees and commission income for the six-month periods ended June 30, 2024 and 2023 are as follows:

c		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three- month	Six- month
Fees and commission income:
Royalty	~~W~~	18,144	35,519	17,375	34,751
Others		3	9	4	7
		18,147	35,528	17,379	34,758
Fees and commission expense:
Others		(160)	(193)	(212)	(357)
Net Fees and commission income:	~~W~~	17,987	35,335	17,167	34,401

15. Dividend income

Dividends income for the six-month periods ended June 30, 2024 and 2023 are as follows:

c		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three- month	Six- month
Dividends from subsidiaries	~~W~~	-	1,821,424	-	1,736,958
Dividends from hybrid bonds		13,273	26,018	12,740	23,472
	~~W~~	13,273	1,847,442	12,740	1,760,430

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

16. Provision for (reversal of) credit loss allowance

Provision for (reversal of) credit loss allowance for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three- month	Six- month
Provision for (reversal of) credit loss allowance	~~W~~	(39)	35	(1,424)	(1,436)

17. General and administrative expenses

General and administrative expenses for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three-month	Six-month	Three-month	Six-month
Salaries:
Salary expenses and bonuses	~~W~~	10,740	22,422	10,919	22,403
Severance benefits		235	707	328	947
Rent		478	934	241	465
Lease		58	124	85	175
Entertainment		463	906	497	1,089
Depreciation		1,147	2,247	956	1,856
Amortization		141	276	24	43
Taxes and dues		193	476	197	575
Advertising		13,824	27,195	14,351	23,562
Others		8,362	13,046	7,029	11,230
	~~W~~	35,641	68,333	34,627	62,345

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won, except per share data)

18. Share-based payments

(a) Performance shares granted as of June 30, 2024 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at June 30, 2024	170,874	2,653,191

Fair value per share in Korean won (*)	~~W~~44,222, ~~W~~33,122, ~~W~~37,387, ~~W~~37,081 and ~~W~~ 38,156 for the expiration of the exercising period from 2019 to 2023	~~W~~ 48,150

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(b) Share-based compensation costs

Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	3,229	25,753	28,982

		June 30, 2023
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	1,465	8,068	9,533

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won, except per share data)

18. Share-based payments (continued)

(c) Share-based compensation payable

In accordance with the share-based compensation agreements by the Company, the share-based compensation payable as of June 30, 2024 and December 31, 2023 are as follows.

		June 30, 2024
		Accrued expense
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	14,675	119,423	134,098

(*) As of June 30, 2024, the Company recognized accounts receivable ~~W~~ 119,423 million to be preserved from the subsidiary as the amount to be paid to the executives and employees of the subsidiary.

		December 31, 2023
		Accrued expense
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	16,079	111,056	127,135

(*) As of December 31, 2023, the Company recognized accounts receivable ~~W~~ 111,056 million to be preserved from the subsidiary as the amount to be paid to the executives and employees of the subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won, except per share data)

19. Income taxes

Income tax expense for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three- month	Six- month
Current income tax expense	~~W~~	(3)	(3)	-	-
Temporary differences		711	2,231	4,260	23,841
Income tax recognized directly in equity		551	551	274	267
Income tax expense (benefit)	~~W~~	1,259	2,779	4,534	24,108

(*) The Company does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in K-IFRS No. 1012.

20. Earnings per share

Basic and diluted earnings per share for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three- month	Six- month
Net profit (loss) for the period	~~W~~	(36,290)	1,736,881	(15,947)	1,730,323
Less:
Dividends to hybrid bonds		(50,070)	(85,806)	(44,030)	(91,954)
Net profit (loss) available for common stock	~~W~~	(86,360)	1,651,075	(59,977)	1,638,369

Weighted average number of common stocks outstanding (*)		508,306,029	509,942,342	520,676,621	522,896,062
Basic and diluted earnings (loss) per share in Korean won	~~W~~	(170)	3,238	(115)	3,133

(*) The number of common shares issued by the Company is 509,393,214 shares as of June 30, 2024. The weighted average number of common shares outstanding, stated above, is calculated by reflecting changes in treasury stocks that were retired after the acquisition during the current and previous quarter.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

21. Operating income

Operating income for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three- month	Six- month
Dividend income	~~W~~	13,273	1,847,442	12,740	1,760,430
Fees and commission income		18,147	35,528	17,379	34,758
Interest income		25,572	50,822	23,114	45,541
Gain on financial assets at fair value through profit or loss		28,807	44,183	31,613	83,880
Gain on foreign currency transaction		63,685	149,615	14,253	71,272
Reversal of credit loss allowance		-	-	1,424	1,436
	~~W~~	149,484	2,127,590	100,523	1,997,317

22. Commitments and contingencies

(a) The commitments with financial institutions as of June 30, 2024 and December 31, 2023 are as follows:

			June 30, 2024		December 31, 2023
	Financial institutions		Borrowing Limit	Balance after Execution	Borrowing Limit	Balance after Execution
Borrowing agreement in Korean won	Korea Development Bank	~~W~~	100,000	-	100,000	100,000
	Kookmin Bank		200,000	-	200,000	-
	Hana Bank		200,000	-	200,000	-
		~~W~~	500,000	-	500,000	100,000

(b) Liquidation of Subsidiary Company

The Company's subsidiary Shinhan AI is in the process of liquidation after transferring its major assets to our subsidiary Shinhan Bank in January 2024. Accordingly, the Company established a pledge for Shinhan Bank's time deposits of ~~W~~ 31,000 million held by Shinhan AI. (See Note 25)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

23. Statement of cash flows

(a) Cash and cash equivalents in the separate statements of cash flows as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Due from financial institutions with a maturity less than three months from date of acquisition	~~W~~	152,376	19

(b) Changes in liabilities arising from financing activities for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024
		Borrowings	Debt securities issued	Lease liabilities	Total
Balance at January 1, 2024	~~W~~	223,722	10,389,276	1,933	10,614,931
Changes from cash flows		(205,550)	108,339	(793)	(98,004)
Changes from non-cash flows:
Amortization of discount on debentures		1,509	2,624	39	4,172
Foreign currency difference		-	149,044	-	149,044
Other changes:		-	-	473	473
Balance at June 30, 2024	~~W~~	19,681	10,649,283	1,652	10,670,616

		June 30, 2023
		Borrowings	Debt securities issued	Lease liabilities	Total
Balance at January 1, 2023	~~W~~	20,000	9,815,457	979	9,836,436
Changes from cash flows		43,763	138,308	(834)	181,237
Changes from non-cash flows:
Amortization of discount on debentures		252	2,312	43	2,607
Foreign currency difference		-	45,033	-	45,033
Other changes		-	-	1,772	1,772
Balance at June 30, 2023	~~W~~	64,015	10,001,110	1,960	10,067,085

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

24. Related party transactions

The Company defines subsidiaries, key managements, and their families as elated parties in accordance with K-IFRS No.1024, and discloses the balance of receivables/payables and others arising from transactions with related parties. For details of subsidiaries, refer to 'Note 8'.

(a) Significant transactions with the related parties for the six-month periods ended June 30, 2024 and 2023 are as follows:

	Account		June 30, 2024		June 30, 2023
			Three- month	Six- month	Three- month	Six- month
Revenue:
Shinhan Bank	Interest income	~~W~~	111	200	127	251
〃	Fees and commission income		12,800	23,221	10,420	20,841
〃	Dividend income		-	1,196,396	-	1,157,105
〃	Reversal of credit losses		-	-	237	241
Shinhan Card Co., Ltd.	Interest income		13,295	27,973	13,204	25,763
〃	Fees and commission income		3,107	6,670	3,562	7,125
〃	Dividend income		7,926	326,306	7,947	270,712
〃	Reversal of credit losses		117	88	562	601
Shinhan Securities Co., Ltd.	Interest income		5,364	10,503	5,016	9,994
〃	Fees and commission income		486	1,762	1,277	2,553
〃	Dividend income		2,691	45,666	2,591	105,083
〃	Reversal of credit losses		-	-	319	305
Shinhan Life Insurance Co., Ltd.	Fees and commission income		1,256	2,440	1,184	2,368
〃	Dividend income		-	165,338	-	162,257
〃	Reversal of credit losses		-	-	2	3
Shinhan Capital Co., Ltd.	Interest income		3,277	6,665	3,560	7,102
〃	Fees and commission income		525	997	472	944
〃	Dividend income		2,157	80,334	2,203	49,800
〃	Reversal of credit losses		13	27	243	226
Jeju Bank	Fees and commission income		(38)	20	57	115
〃	Dividend income		-	2,420	-	2,420
〃	Reversal of credit losses		-	-	1	1
Shinhan Asset Management Co., Ltd.	Fees and commission income		(15)	82	97	194
〃	Dividend income		-	24,400	-	7,000
〃	Reversal of credit losses		-	-	2	2
Shinhan DS	Interest income		94	206	145	277
〃	Fees and commission income		5	11	6	11
〃	Reversal of credit losses		2	4	6	9
Shinhan Fund Partners Co., Ltd.	Fees and commission income		19	52	32	65
〃	Dividend income		-	6,083	-	6,054
Shinhan Savings Bank	Interest income		670	1,338	674	1,338
〃	Fees and commission income		77	167	90	178
〃	Reversal of credit losses		-	-	47	46
Shinhan REITS management	Fees and commission income		17	38	21	42
Shinhan Asset Trust	Interest income		930	1,002	-	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

〃	Fees and commission income		(93)	48	141	282
〃	Dividend income		499	499	-	-
Shinhan Venture Investment Co., Ltd.	Interest income		574	1,220	385	815
〃	Fees and commission income		-	20	19	39
〃	Reversal of credit losses		-	-	6	6
		~~W~~	55,866	1,932,196	54,655	1,842,168

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

24. Related party transactions (continued)

(a) Significant transactions with the related parties for the six-month periods ended June 30, 2024 and 2023 are as follows (continued):

Related party	Account		June 30, 2024		June 30, 2023
			Three- month	Six- month	Three- month	Six- month
Expense:
Shinhan Bank	Interest expenses	~~W~~	7	18	154	295
〃	General and administrative expenses		596	1,206	255	487
〃	Provision for credit losses		4	1	-	-
Shinhan Card Co., Ltd.	Interest expenses		1	2	3	5
〃	General and administrative expenses		14	33	108	121
Shinhan Securities Co., Ltd.	Interest expenses		41	83	37	71
〃	Fees and commission expense (*)		-	470	299	832
〃	General and administrative expenses		3	3	24	39
〃	Provision for credit losses		11	27	-	-
Shinhan Life Insurance Co., Ltd.	Interest expenses		217	435	218	433
〃	Provision for credit losses		-	1	-	-
Shinhan Asset Management Co., Ltd.	Provision for credit losses		9	9	-	-
Shinhan DS	General and administrative expenses		499	914	460	863
Shinhan Fund Partners Co., Ltd.	Provision for credit losses		-	1	-	-
Shinhan Asset Trust Co. Ltd.	Provision for credit losses		(4)	43	3	5
Shinhan A.I. Co. Ltd.	General and administrative expenses		-	-	10	20
Shinhan Venture Investment Co., Ltd.	Provision for credit losses		-	1	-	-
		~~W~~	1,398	3,247	1,571	3,171

(*) It consists of commissions paid for acquisitions of hybrid bonds for retirement of treasury stocks, and it was directly deducted from the equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties as of June 30, 2024 and December 31, 2023 are as follows:

Creditor	Debtor	Account		June 30, 2024	December 31, 2023
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Cash and due from banks	~~W~~	1,123	22
〃	〃	Property and equipment		559	1,003
〃	〃	Other assets		184,969	184,059
〃	Shinhan Card Co., Ltd.	Financial assets at fair value through profit or loss (*1)		711,095	699,787
	〃	Loans		2,027,356	2,233,665
〃	〃	Reserve for loan losses		(949)	(1,045)
〃	〃	Property and equipment		129	162
〃	〃	Other assets		136,791	119,351
〃	Shinhan Securities Co., Ltd	Financial assets at fair value through profit or loss (*2)		339,707	315,688
〃	〃	Loans		815,460	756,878
〃	〃	Reserve for loan losses		(382)	(354)
〃	〃	Other assets		24,466	24,500
〃	Shinhan Life Insurance Co., Ltd.	Other assets		10,987	10,152
〃	Shinhan Capital Co.,Ltd.	Financial assets at fair value through profit or loss (*3)		239,484	235,130
〃	〃	Loans		787,840	837,880
〃	〃	Reserve for loan losses		(369)	(392)
〃	〃	Other assets		25,676	34,237
〃	Shinhan Asset Management Co., Ltd.	Other assets		25,704	7,305
〃	Jeju Bank	Other assets		2,943	3,059
〃	Shinhan DS	Loans		9,778	14,949
〃	〃	Reserve for loan losses		(5)	(7)
〃	〃	Property and equipment		310	402
〃	〃	Intangible assets		113	55
〃	〃	Other assets		1,945	4,690
〃	Shinhan Fund Partners Co., Ltd.	Other assets		3,812	941

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties June 30, 2024 and December 31, 2023 are as follows (continued):

Creditor	Debtor	Account		June 30, 2024	December 31, 2023
Assets:
〃	Shinhan Savings Bank	Loans		150,000	150,000
〃	〃	Reserve for loan losses		(70)	(70)
〃	〃	Other assets		4,346	3,701
〃	Shinhan Asset Trust Co. Ltd.	Financial assets at fair value through profit or loss (*4)		99,838	-
	〃	Loans		100,000	-
	〃	Reserve for loan losses		(47)	-
	〃	Other assets		2,458	9,647
〃	Shinhan REITS management	Other assets		2,978	2,491
〃	Shinhan AI Co., Ltd.	Other assets		-	327
〃	Shinhan Venture Investment Co., Ltd.	Loans		59,897	59,528
〃	〃	Reserve for loan losses		(28)	(28)
〃	〃	Other assets		3,361	1,687
〃	Shinhan EZ General Insurance, Ltd	Other assets		136	89
			~~W~~	5,771,411	5,709,489
Liabilities:
Shinhan Bank.	Shinhan Financial Group Co., Ltd.	Other liabilities	~~W~~	31,057	3,824
Shinhan Card Co., Ltd.	〃	Other liabilities		22,094	22,302
Shinhan Securities Co., Ltd	〃	Other liabilities		9,458	206,112
Shinhan Life Insurance Co., Ltd.	〃	Debt security issued in won		30,000	30,000
	〃	Other liabilities		96,218	70,934
Shinhan Capital Co., Ltd.	〃	Other liabilities		40	18
Shinhan DS	〃	Other liabilities		157	22
Shinhan Savings Bank	〃	Other liabilities		45	1,337
Shinhan AI Co., Ltd.	〃	Other liabilities		10	199
			~~W~~	189,079	334,748

(*1) The amount is for the book value for the purchase of hybrid bonds, and it includes a gain of ~~W~~ 11,308 million and ~~W~~ 56,828 million on financial assets at fair value through profit or loss for the period ended June 30, 2024 and for the year ended December 31, 2023, respectively.

(*2) The amount is for the book value for the purchase of hybrid bonds, and it includes a loss of ~~W~~ 415 million and a gain of ~~W~~ 25,406 million on financial assets at fair value through profit or loss for the period ended June 30, 2024 and for the year ended December 31, 2023, respectively.

(*3) The amount is for the book value for the purchase of hybrid bonds , and it includes a gain of ~~W~~ 4,353 million and ~~W~~ 17,011 million on financial assets at fair value through profit or loss for the period ended June 30, 2024 and for the year ended December 31, 2023, respectively.

(*4) The amount is for the book value for the purchase of hybrid bonds, and it includes a loss of ~~W~~ 162 million on financial assets at fair value through profit or loss for the period ended June 30, 2024.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

24. Related party transactions (continued)

(c) Right-of-use assets and lease liabilities recognize through lease transactions with related parties as of June 30, 2024 and December 31, 2023 are as follows:

Related parties		June 30, 2024	December 31, 2023
Right-of-use assets
Shinhan Bank.	~~W~~	559	1,003
Shinhan Card Co., Ltd.		129	162
	~~W~~	688	1,165

Lease liabilities
Shinhan Bank.	~~W~~	487	967
Shinhan Card Co., Ltd.		138	171
	~~W~~	625	1,138

(d) Financing transaction

Major financing transactions with related parties for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

			June 30, 2024
		Beginning balance	Lending	Acquisition(*1)	Collection	Others(*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,933,452	-	-	(250,000)	54,999	2,738,451
Shinhan Securities Co., Ltd		1,072,565	-	-	-	82,602	1,155,167
Shinhan Capital Co., Ltd.		1,073,011	-	-	(70,000)	24,313	1,027,324
Shinhan Asset Trust Co. Ltd.		-	100,000	100,000	-	(162)	199,838
Shinhan Savings Bank		150,000	-	-	-	-	150,000
Shinhan DS		14,949	10,000	-	(15,000)	(170)	9,779
Shinhan Venture Investment Co., Ltd.		59,528	60,000	-	(60,000)	369	59,897
	~~W~~	5,303,505	170,000	100,000	(395,000)	161,951	5,340,456

(*1) The purchase amount of hybrid bonds issued by subsidiaries.

(*2) Other transactions include financial asset assessment, foreign currency translation, etc.

		December 31, 2023
		Beginning balance	Lending	Acquisition(*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,567,898	250,000	300,000	(250,000)	65,554	2,933,452
Shinhan Securities Co., Ltd		1,029,211	-	-	-	43,354	1,072,565
Shinhan Capital Co., Ltd.		1,051,580	-	-	-	21,431	1,073,011
Shinhan Savings Bank		150,000	-	-	-	-	150,000
Shinhan DS		20,000	15,000	-	(20,000)	(51)	14,949
Shinhan Venture Investment Co., Ltd.		40,000	150,000	-	(130,000)	(472)	59,528
	~~W~~	4,858,689	415,000	300,000	(400,000)	129,816	5,303,505

(*1) The purchase amount of hybrid bonds issued by subsidiaries includes ~~W~~ 90,000 million acquired from Shinhan Securities Co., Ltd.

(*2) Other transactions include financial asset assessment, foreign currency translation, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2024 and 2023 (Unaudited), and December 31, 2023

(In millions of won)

24. Related party transactions (continued)

(e) Management Compensation

Compensation for key management executives for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three-month	Six- month
Short-term employee benefits	~~W~~	1,127	2,332	914	3,152
Severance benefits		32	64	39	78
Share-based payment expenses (*)		814	1,800	395	1,246
	~~W~~	1,973	4,196	1,348	4,476

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(f) Shinhan Securities Co., Ltd., a subsidiary, acquired debt securities and hybrid bonds of ~~W~~ 135 billion and ~~W~~ 220 billion issued by the Company for the six-month periods ended June 30, 2024 and 2023, respectively.

(g) As of June 30, 2024, the agreed limit for credit card use provided by Shinhan Card Co., Ltd., a subsidiary, is ~~W~~ 23 billion.

(h) As of June 30, 2024, Shinhan AI, a subsidiary, is in the process of liquidation, and the Company has established a pledge for Shinhan Bank’s time deposits, amounting to ~~W~~ 31 billion, held by Shinhan AI. (See Note 22 and Note 25)

25. Events after the reporting period

(a) Quarterly dividend resolution

The Company decided to pay a quarterly dividend of ~~W~~540 per share for common stocks at the board of directors on July 26, 2024. The amount of total dividends is ~~W~~ 273,358 million with the dividend record date of June 30, 2024.

(b) Liquidation of Subsidiary Company

Our subsidiary Shinhan AI completed the liquidation process in July 2024. As a result, the Company received ~~W~~ 32,679 million of the remaining assets and terminated the pledge for Shinhan Bank's time deposit of ~~W~~ 31,000 million held by Shinhan AI. (See Note 8)